                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                          SCHEDULE 13D AMENDMENT NO. 11

                    Under the Securities Exchange Act of 1934


                             CONE MILLS CORPORATION
                             ----------------------
                                (Name of Issuer)


                          COMMON STOCK, $.10 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                   206814 10 5
                                   -----------
                                 (CUSIP Number)


                            Albert A. Woodward, Esq.
                        Leonard, Street And Deinard, P.A.
                             150 South Fifth Street
                                   Suite 2300
                          Minneapolis, Minnesota 55402
                                 (612) 335-1500
                                 --------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                 APRIL 20, 2001
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                     (Cover page continued on next 3 pages)

                                  SCHEDULE 13D
                              CUSIP NO. 206814 10 5
-------------------------------------------------------------------------------
(1) Names of reporting persons ............
I.R.S. Identification Nos. of above persons      MARVIN W. GOLDSTEIN
(entities only)............................
-------------------------------------------------------------------------------
(2) Check the appropriate box if a member       (a)     /X/
of a group (see instructions)                   (b)     / /
-------------------------------------------------------------------------------
(3) SEC use only...........................
-------------------------------------------------------------------------------
(4) Source of funds (see instructions)          PF
-------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).
-------------------------------------------------------------------------------
(6) Citizenship or place of organization...     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                        203,500
 by Each Reporting           --------------------------------------------------
 Person With:                 (8) Shared Voting
                                    Power                        -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                        203,500
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                        -0-
-------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                          203,500
-------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).
-------------------------------------------------------------------------------
(13) Percent of class represented by amount
in Row (11)................................     0.8%
-------------------------------------------------------------------------------
(14) Type of reporting person (see
instructions)..............................     IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                              CUSIP NO. 206814 10 5
-------------------------------------------------------------------------------
(1) Names of reporting persons ............
I.R.S. Identification Nos. of above persons      DR. DEMETRE NICOLOFF
(entities only)............................
-------------------------------------------------------------------------------
(2) Check the appropriate box if a member       (a)     /X/
of a group (see instructions)                   (b)     / /
-------------------------------------------------------------------------------
(3) SEC use only...........................
-------------------------------------------------------------------------------
(4) Source of funds (see instructions)          PF
-------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).
-------------------------------------------------------------------------------
(6) Citizenship or place of organization...     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                        387,178
 by Each Reporting           --------------------------------------------------
 Person With:                 (8) Shared Voting
                                    Power                        -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                        387,178
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                        -0-
-------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                          387,178
-------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).
-------------------------------------------------------------------------------
(13) Percent of class represented by amount
in Row (11)................................     1.5%
-------------------------------------------------------------------------------
(14) Type of reporting person (see
instructions)..............................     IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                              CUSIP NO. 206814 10 5
-------------------------------------------------------------------------------
(1) Names of reporting persons ............
I.R.S. Identification Nos. of above persons      ROBERT C. KLAS, SR.
(entities only)............................
-------------------------------------------------------------------------------
(2) Check the appropriate box if a member       (a)     /X/
of a group (see instructions)                   (b)     / /
-------------------------------------------------------------------------------
(3) SEC use only...........................
-------------------------------------------------------------------------------
(4) Source of funds (see instructions)          PF
-------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).
-------------------------------------------------------------------------------
(6) Citizenship or place of organization...     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                        339,127
 by Each Reporting           --------------------------------------------------
 Person With:                 (8) Shared Voting
                                    Power                        -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                        339,127
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                        -0-
-------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                          339,127
-------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).
-------------------------------------------------------------------------------
(13) Percent of class represented by amount
in Row (11)................................     1.3%
-------------------------------------------------------------------------------
(14) Type of reporting person (see
instructions)..............................     IN
-------------------------------------------------------------------------------

INTRODUCTION

         The members of this Section 13(d) filing group originally filed a
Schedule 13D relating to Cone Mills Corporation (the "Company") on December 16, 1998. The original filing was amended on January 19, 1999, February 16, 1999, March 9, 1999, June 16, 1999, September 30, 1999, November 4, 1999,
March 9, 2000, July 14, 2000, December 22, 2000 and March 28, 2001. This
filing is the eleventh amendment to the original Schedule 13D filing.

         The Reporting Persons' responses to Items 1, 3, 4, and 6 remain unchanged, and the Reporting Persons hereby restate the information contained in the original filing and subsequent amendments thereto for those items.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed jointly by the individuals and entity identified below (collectively the "Holders"). There have been no changes in the background, occupations, or addresses of the Holders since the filing of the last Schedule 13D Amendment to which this filing is an amendment, except that Robert C. Klas, Sr. has joined the filing group. Mr. Klas is the Chief Executive Officer and principal owner of The Tapemark Company, a manufacturing business located in West St. Paul, Minnesota. His principal business address is 150 Marie Avenue East, West St. Paul, Minnesota 55118.

         1.   Marc H. Kozberg
         2.   James A. Potter
         3.   Susan N. Potter
         4.   Dr. Demetre Nicoloff
         5.   G. James Spinner
         6.   Robert H. Paymar
         7.   The Temple Company, L.L.P.
         8.   Charmel Limited Partnership
         9.   Charmel Enterprises, Inc.
         10.  Richard Fitzgerald
         11.  Charles Barry
         12.  Melanie Barry
         13.  Marvin W. Goldstein
         14.  Robert C. Klas, Sr.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of March 19, 2001 by each of the Holders is set forth below:


                                              NUMBER OF SHARES             PERCENTAGE OF
                  NAME                         OF COMMON STOCK            OUTSTANDING SHARES
                  ----                        ----------------            ------------------
         Marc H. Kozberg                              136,994                            0.5%
         Dr. Demetre Nicoloff                        387, 178                            1.5%
         G. James Spinner                             107,164                            0.4%
         Robert H. Paymar                             172,904                            0.7%
         James A. Potter(1)                            64,661                            0.3%
         Susan N. Potter(2)                            10,370                  LESS THAN 0.1%
         The Temple Company, L.L.P.                   142,160                            0.6%
         Charmel Limited Partnership                  693,200                            2.7%
         Charmel Enterprises, Inc.(4)                 693,200                            2.7%
         Richard Fitzgerald(3)                        142,160                            0.6%
         Charles Barry(4)                             835,360                            3.3%
         Melanie Barry(4)                             693,200                            2.7%
         Marvin W. Goldstein                          203,500                            0.8%
         Robert C. Klas, Sr.                          339,127                            1.3%


(1) Includes 6,500 shares of Common Stock controlled as custodian f/b/o minor children, 6,500 shares of Common Stock owned by Susan N. Potter and 3,870 shares owned jointly with Susan N. Potter

(2) Includes 3,870 shares owned jointly with James A. Potter

(3) Includes 142,160 shares of Common Stock owned by The Temple Company, L.L.P.

(4) Includes 693,200 shares of Common Stock owned by Charmel Limited Partnership

         The Holders' response to Items 7 through 13 of the cover pages of the statement are incorporated herein by reference. Cover pages have been included in this filing only to the extent a Holder's beneficial ownership in the securities of the Issuer has changed since the most recent filing of a
Schedule 13D amendment to which this statement is an amendment.

         According to the Issuer's most recent Form 10-K filing with the SEC, the Issuer had 25,542,211 shares of Common Stock outstanding as of March 13, 2001. The Holders, as of April 23, 2001, collectively own 2,246,888 shares of the Issuer's Common Stock, constituting approximately 8.8% of the Issuer's outstanding voting Common Stock. The following transactions by the Holders in Common Stock of the Issuer have not been previously reported by the Holders in a Schedule 13D amendment:

                                                    TYPE OF      NUMBER OF    PRICE/
      NAME                      DATE               TRANSACTION     SHARES     SHARE
      ----                      ----               -----------   ---------    ------
Marvin Goldstien               03/28/01             Bought         3,000      2.9367
Dr. Demetre Nicoloff           03/22/01             Bought         2,000      3.0900
Dr. Demetre Nicoloff           03/23/01             Bought         2,000      3.2000
Dr. Demetre Nicoloff           03/29/01             Bought           900      3.0500


All of the shares of the Issuer owned by Mr. Klas upon his joining the
Section 13(d) filing group were acquired more than sixty days prior to the date on which he joined the group.

(1) Received as compensation for serving on the Board of Directors

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A -- Agreement as to joint filing pursuant to Regulation
Section 240.13d-1(f)(1)(iii).

                                   SIGNATURES

         After reasonable inquiry, and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated: April 25, 2001




     /s/ Marc H. Kozberg                          /s/ Richard Fitzgerald
----------------------------------          ----------------------------------
Marc H. Kozberg                             Richard Fitzgerald

    /s/ Dr. Demetre  Nicoloff                     /s/ Charles Barry
----------------------------------          ----------------------------------
Dr. Demetre Nicoloff                        Charles Barry

   /s/ G. James Spinner                           /s/ Melanie Barry
----------------------------------          ----------------------------------
G. James Spinner                            Melanie Barry

   /s/ Robert H. Paymar                           /s/ Marvin W. Goldstein
----------------------------------          ----------------------------------
Robert H. Paymar                            Marvin W. Goldstein

   /s/ James A. Potter                            /s/ Robert C. Klas, Sr.
----------------------------------          ----------------------------------
James A. Potter                             Robert C. Klas, Sr.

   /s/ Susan N. Potter
----------------------------------
Susan N. Potter

THE TEMPLE COMPANY, L.L.P.

By:   /s/ Charles Barry
   -------------------------------
      Charles Barry, a partner

CHARMEL LIMITED PARTNERSHIP

By:   Charmel Enterprises, Inc.

      By:  /s/ Charles Barry
         ----------------------------
           Charles Barry, President

CHARMEL ENTERPRISES, INC.

By:   /s/ Charles Barry
   -------------------------------
      Charles Barry, President

                                    EXHIBIT A

                          AGREEMENT AS TO JOINT FILING


         Pursuant to Regulation Section 240.13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D Amendment relating to Cone Mills Corporation is being filed on behalf of each of the undersigned.



     /s/ Marc H. Kozberg                          /s/ Richard Fitzgerald
----------------------------------          ----------------------------------
Marc H. Kozberg                             Richard Fitzgerald

    /s/ Dr. Demetre  Nicoloff                     /s/ Charles Barry
----------------------------------          ----------------------------------
Dr. Demetre Nicoloff                        Charles Barry

   /s/ G. James Spinner                           /s/ Melanie Barry
----------------------------------          ----------------------------------
G. James Spinner                            Melanie Barry

   /s/ Robert H. Paymar                           /s/ Marvin W. Goldstein
----------------------------------          ----------------------------------
Robert H. Paymar                            Marvin W. Goldstein

   /s/ James A. Potter                            /s/ Robert C. Klas, Sr.
----------------------------------          ----------------------------------
James A. Potter                             Robert C. Klas, Sr.

   /s/ Susan N. Potter
----------------------------------
Susan N. Potter

THE TEMPLE COMPANY, L.L.P.

By:   /s/ Charles Barry
   -------------------------------
      Charles Barry, a partner

CHARMEL LIMITED PARTNERSHIP

By:   Charmel Enterprises, Inc.

      By:  /s/ Charles Barry
         ----------------------------
           Charles Barry, President

CHARMEL ENTERPRISES, INC.

By:   /s/ Charles Barry
   -------------------------------
      Charles Barry, President